EXHIBIT 99.1
DESCRIPTION OF ENSTAR GROUP LIMITED SHARE CAPITAL
Overview
     The authorized share capital of Enstar Group Limited (“we”, “us”, or the “Company”) consists of 100,000,000 ordinary shares, par value $1.00 per share, of which 11,779,335 shares are issued and outstanding as of March 1, 2007, 6,000,000 non-voting convertible ordinary shares, par value $1.00 per share, of which 2,972,892 are issued and outstanding as of March 1, 2007, and 50,000,000 preference shares, par value $1.00 per share, none of which were issued as of March 1, 2007. All issued and outstanding shares are fully paid and nonassessable. Authorized but unissued shares may, subject to any rights attaching to existing shares, be issued at any time and at the discretion of our board of directors without the approval of our shareholders, with such rights, preferences and limitations as the board may determine.
     The following description of the Company’s share capital and the provisions of its memorandum of association and second amended and restated bye-laws are only summaries of their material terms and the provisions relating to our share capital and are qualified by reference to the complete text of the memorandum of association and bye-laws, copies of which are filed with the United States Securities and Exchange Commission.
Ordinary Shares
     Holders of our ordinary shares have no preemptive, redemption, conversion or sinking fund rights. Subject to the limitation on voting rights described below, holders of our ordinary shares are entitled to one vote per share on all matters submitted to a vote of shareholders. Most matters to be approved by our shareholders require approval by a simple majority vote. Under the Companies Act of 1981, or the Companies Act, the holders of at least 75% of our ordinary shares voting in person or by proxy at a meeting generally must approve an amalgamation with another company. In addition, the Companies Act provides that a resolution to remove our auditor before the expiration of its term of office must be approved by at least two-thirds of the votes cast at a meeting of our shareholders. The quorum for any meeting of our shareholders is two or more persons present in person throughout the meeting and representing in person or by proxy in excess of 50% of our total issued voting shares.
     Our board of directors has the power to approve the company’s discontinuation from Bermuda to another jurisdiction. In accordance with the Companies Act, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not we are being wound-up, be varied with the consent in writing of the holders of 75% of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class.
     In the event of our liquidation, dissolution or winding-up, the holders of our ordinary shares are entitled to share equally and ratably on a pari passu basis with the non-voting convertible ordinary shares in the surplus of our assets, if any, remaining after the payment of all its debts and liabilities and the liquidation preference of any outstanding preference shares. Holders of our ordinary shares are entitled to such dividends as our board of directors may from time to time declare on a pari passu basis with the non-voting convertible ordinary shares.
Non-Voting Convertible Ordinary Shares
     Holders of our non-voting convertible ordinary shares have no pre-emptive, redemption or sinking fund rights and are generally entitled to enjoy all of the rights attaching to ordinary shares, but are not entitled to vote (see “— Ordinary Shares” above). Each non-voting convertible ordinary share shall be automatically converted into one ordinary share, subject to any necessary adjustments for any share splits, dividends, recapitalizations, consolidations or similar transactions occurring in respect of our ordinary shares or our non-voting convertible ordinary shares after the date of the adoption of our bye-laws, immediately prior to any transfer by the registered holder of such non-voting convertible ordinary share, whether or not for value, except for transfers to a nominee or an affiliate of such holder in a transfer that will not result in a change of beneficial ownership (as determined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended) or to a person or entity that already holds non-voting convertible ordinary shares.
Preference Shares
     Pursuant to our bye-laws and Bermuda law, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, relative voting rights, dividend rates, redemption or repurchase rights, conversion rights, liquidation and other rights, preferences, powers, and limitations as may be fixed by our board of directors without any further shareholder approval, which if any such preference shares are issued, will include restrictions on voting and transfer intended to avoid having us constitute a “controlled foreign corporation” for United States federal income tax purposes. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of the Company. The issuance of preference shares could also adversely affect the voting power of the holders of our ordinary shares, deny our shareholders the receipt of a premium on their ordinary shares or non-voting convertible ordinary shares at the end of a tender or other offer for such shares and have a depressive effect on the market price of such shares.

Change of Control and Related Provisions of Our Memorandum of Association and Bye-Laws
     A number of provisions in our memorandum of association and bye-laws and under Bermuda law may make it more difficult to acquire control of the company. These provisions may have the effect of delaying, deferring, discouraging, preventing or rendering more difficult a future takeover attempt which is not approved by our board of directors but which individual shareholders may deem to be in their best interests or in which our shareholders may receive a substantial premium for their shares over then current market prices. As a result, those of our shareholders who might desire to participate in such a transaction may not have an opportunity to do so. In addition, these provisions may adversely affect the prevailing market price of our ordinary shares and our non-voting convertible ordinary shares. These provisions are intended to:
•	enhance the likelihood of continuity and stability in the composition of our board of directors;

•	discourage some types of transactions that may involve an actual or threatened change in control of the company;

•	discourage certain tactics that may be used in proxy fights;

•	ensure that our board of directors will have sufficient time to act in what the board believes to be in the best interests of the company and our shareholders; and

•	encourage persons seeking to acquire control of the company to consult first with our board to negotiate the terms of any proposed business combination or offer.
Limitation on Voting Power of Shares
     Holders of our non-voting convertible ordinary shares are not entitled to vote. Except as provided below, each ordinary share has one vote in connection with matters presented to our shareholders. However, pursuant to a mechanism specified in our bye-laws, the voting rights exercisable by a shareholder may be limited. In any situation in which the “controlled shares” (as defined below) of a U.S. Person or the ordinary shares held by a Direct Foreign Shareholder Group (as defined below) would constitute 9.5% or more of the votes conferred by the issued ordinary shares, the voting rights exercisable by a shareholder with respect to such shares shall be limited so that no U.S. Person or Direct Foreign Shareholder Group is deemed to hold 9.5% or more of the voting power conferred by our ordinary shares. The votes that could be cast by a shareholder but for these restrictions will be effectively allocated to our other shareholders pro rata based on the voting power held by such shareholders, provided that no allocation of any such voting rights may cause a U.S. Person or Direct Foreign Shareholder Group to exceed the 9.5% limitation as a result of such allocation. In addition, our board of directors may limit a shareholder’s voting rights where it deems it necessary to do so to avoid non-de minimis adverse tax, legal or regulatory consequences. “Controlled shares” includes, among other things, all ordinary shares that a U.S. Person owns directly, indirectly or constructively (within the meaning of Section 958 of the Code). A “Direct Foreign Shareholder Group” includes a shareholder or group of commonly controlled shareholders that are not U.S. Persons.
     We also have the authority under our bye-laws to request information from any shareholder for the purpose of determining whether a shareholder’s voting rights are to be reallocated pursuant to our bye-laws. If a shareholder fails to respond to a request from he company for information or submits incomplete or inaccurate information in response to a request by the company, we may, in our sole discretion, eliminate such shareholder’s voting rights.
     Under these provisions, certain shareholders may have the right to exercise their voting rights limited to less than one vote per share, while other shareholders may have the right to exercise their voting rights effectively increased to more than one vote per share. Moreover, these provisions could have the effect of reducing the voting power of certain shareholders who would not otherwise be subject to the limitation by virtue of their direct share ownership.
     Currently, the limitations on voting rights described above apply only to J. Christopher Flowers, a director of the company.
Restrictions on Transfer
     Our board of directors may decline to register a transfer of any of our ordinary shares under certain circumstances, including if it has reason to believe that any non-de minimis adverse tax, regulatory or legal consequences to the Company, any of its subsidiaries or any of its shareholders may occur as a result of such transfer. Further, our bye-laws provide the company with the option to repurchase, or to assign to a third party the right to purchase, the minimum number of ordinary shares necessary to eliminate any such non-de minimis adverse tax, regulatory or legal consequence. In addition, our board of directors may decline to approve or register a transfer of shares unless all applicable consents, authorizations, permissions or approvals of any governmental body or agency in Bermuda, the United States, or any other applicable jurisdiction required to be obtained prior to such transfer shall have been obtained.
     Conyers Dill & Pearman, our Bermuda counsel, has advised us that while the precise form of the restrictions on transfer contained in our bye-laws is untested, as a matter of general principle, restrictions on transfers are enforceable under Bermuda law and are not uncommon. The proposed transferor of those ordinary shares will be deemed to own those ordinary shares for dividend, voting and reporting purposes until a transfer of such ordinary shares has been registered on our shareholders register.
     The restrictions on transfer and voting restrictions described above may have the effect of delaying, deferring, or preventing a change in control of the company.

Unissued Shares
     Ordinary Shares and Non-Voting Convertible Ordinary Shares
     As of March 1, 2007, we have issued approximately 11,779,335 million ordinary shares and 2,972,892 million non-voting convertible ordinary shares. The remaining authorized and unissued ordinary shares and non-voting convertible ordinary shares will be available for future issuance without additional shareholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.
     Preference Shares
     Our memorandum of association and bye-laws grant our board of directors the authority, without any further vote or action by our shareholders, to issue preference shares in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions of the shares constituting any series. The existence of authorized but unissued preference shares could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue preference shares to parties who might oppose such a takeover bid or shares that contain terms the potential acquirer may find unattractive. This may have the effect of delaying or preventing a change in control, may discourage bids for our ordinary shares at a premium over the market price of our ordinary shares, and may adversely affect the market price of, and the voting and other rights of the holders of, our ordinary shares.
Classified Board of Directors, Vacancies and Removal of Directors
     Our bye-laws provide that our board of directors will be divided into three classes of even number or nearly even number, with each class elected for staggered three-year terms expiring in successive years. Any effort to obtain control of our board of directors by causing the election of a majority of the board of directors may require more time than would be required without a staggered election structure. Our shareholders may remove directors only for cause and the notice of a meeting of the shareholders convened for the purpose of removing a director are required to contain a statement of the intention to do so and be served on such director not less than fourteen days before the meeting and at such meeting the director is entitled to be heard on the motion for such director’s removal. Vacancies (including a vacancy created by increasing the size of the board) in our board of directors may be filled by the shareholders at the meeting at which a director is removed or, in the absence of such election or appointment, by a majority of our directors. Any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred (including a vacancy created by increasing the size of the board) and until such director’s successor shall have been duly elected and qualified. No decrease in the number of directors will shorten the term of any incumbent director. Our bye-laws provide that the number of directors will be fixed and increased or decreased from time to time by resolution of the board of directors, but the board of directors will at no time consist of fewer than five directors and not more than such maximum number of directors, not exceeding fifteen directors, as the board may from time to time determine. A majority of the board is required to consist of directors who are not residents of the United Kingdom or Switzerland. These provisions may have the effect of slowing or impeding a third party from initiating a proxy contest, making a tender offer or otherwise attempting a change in the membership of our board of directors that would effect a change of control.
Other Bye-Law Provisions
     The following provisions are a summary of some of the other important provisions of our bye-laws.
     Our bye-laws provide certain aspects concerning corporate governance, including the establishment of share rights, modification of those rights, issuance of share certificates, imposition of a lien over shares in respect of unpaid amounts on those shares, calls on shares that are not fully paid, forfeiture of shares, the transfer of shares, alterations of capital, the calling and conduct of general meetings, proxies, the appointment and removal of directors, conduct and power of directors, the payment of dividends, the appointment of an auditor and its winding-up.
     Our board of directors consists of three Class I directors having a one year initial term, three Class II directors having a two year initial term, and four Class III directors having a three year term. After the initial respective terms of these directors, the term of each class of directors shall be three years.
     Our bye-laws may only be amended by both a resolution of our board of directors and a resolution of our shareholders.
     Our bye-laws also provide that if our board of directors in its absolute discretion determines that share ownership by any shareholder may result in a non-de minimis adverse tax, regulatory or legal consequences to the Company, any of its subsidiaries or any other shareholder, then the Company will have the option, but not the obligation, to repurchase, or to assign to a third party the right to purchase, all or part of the shares held by such shareholder to the extent that our board of directors determines it is necessary to avoid such adverse or potential adverse consequences. The price to be paid for such shares will be the fair market value of such shares.
     Our bye-laws provide that if any matters regarding the appointment, removal or remuneration of directors of our subsidiaries are required to be submitted to a vote of such subsidiaries’ shareholders, those matters to be voted upon are required also to be submitted to our shareholders, and the shareholders of such subsidiaries are required to vote the subsidiaries’ shares in accordance with and in proportion to the vote of our shareholders.